Exhibit 12.2

HIGHWOODS REALTY LIMITED PARTNERSHIP
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED UNIT DISTRIBUTIONS

Six Months Ended June 30, 2017
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$71,329
Fixed charges	41,332
Capitalized interest	(6,043)
Distributions of earnings from unconsolidated affiliates	2,907
Total earnings	$109,525

Fixed charges and Preferred Unit distributions:
Contractual interest expense	$32,368
Amortization of debt issuance costs	1,649
Capitalized interest	6,043
Interest component of rental expense	1,272
Total fixed charges	41,332
Preferred Unit distributions	1,246
Total fixed charges and Preferred Unit distributions	$42,578

Ratio of earnings to fixed charges	2.65
Ratio of earnings to combined fixed charges and Preferred Unit distributions	2.57